Exhibit 99.1

Enlivex Announces Regulatory Clearance in Multiple Countries for Integration of Frozen Allocetra Formulation and Expansion of Patient Population in its Sepsis Phase II Clinical Trial

●	Sepsis Phase II protocol amendments have been cleared by regulatory authorities in Israel, Spain, and Greece. In addition to these clearances, Enlivex plans to obtain clearances for these protocol amendments in additional jurisdictions

●	Development of frozen Allocetra™ formulation, a primary cornerstone of Enlivex’s R&D efforts during the last two years, was successfully completed in Q1 2022, twelve months ahead of schedule, following which Enlivex filed the Sepsis Phase II protocol amendment

●	The shelf life of frozen Allocetra™ formulation is expected to be vastly superior to that of its liquid formulation, leading to anticipated improvements in manufacturing scalability and shipping logistics, which is expected to lower production costs and increase profitability upon potential commercialization

●	In addition to utilization of the frozen Allocetra™ formulation, the protocol amendments allow expansion of study population, which was originally limited to patients with pneumonia-associated sepsis, to include patients whose septic condition stems from biliary, urinary tract, or abdominal infections.

Nes-Ziona, Israel, August 24, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that regulatory authorities in Israel, Spain, and Greece have cleared amendments to the protocol of the Company’s Phase II trial evaluating Allocetra™ in patients with sepsis. The amendments enable the treatment of newly recruited patients with a frozen Allocetra™ formulation and allow expansion of the study population, which was originally limited to patients with pneumonia-associated sepsis, to include patients whose septic condition stems from biliary, urinary tract, or abdominal infections. Enlivex also intends to submit the same protocol amendments to regulators in additional jurisdictions.

Enlivex expects that broad acceptance of the proposed amendments will shorten the timeline for potential regulatory approval of frozen Allocetra™ formulation in sepsis and its associated commercial launch. In addition, the frozen formulation of Allocetra™ is expected to have a shelf-life spanning multiple years, versus a shelf life of 96 hours for the previously used liquid formulation. This is expected to dramatically improve manufacturing scalability and shipping logistics while reducing production costs.

“The clearance of these protocol amendments in key geographies is a significant milestone for Enlivex. We are better positioned to build on our positive Phase Ib results and accelerate the advancement of our sepsis program,” said Oren Hershkovitz, Ph.D., CEO of Enlivex. “Our sepsis clinical program seeks to address a large and pressing unmet medical need, as there are currently no FDA-approved treatments for the millions of patients diagnosed with sepsis each year. We are grateful to regulators in Israel, Spain, and Greece for their work to approve the amendments.”

Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease. Enlivex’s sepsis program is supported by previously reported positive results from a Phase Ib trial that demonstrated Allocetra’s™ favorable safety profile and showed vastly improved clinical outcomes, including SOFA (sequential organ failure assessment) scores, duration of hospitalization, and mortality, in Allocetra™-treated sepsis patients compared to a group of matched historical controls who received standard-of-care therapy.

ABOUT THE PHASE II SEPSIS TRIAL

Enlivex’s Phase II sepsis trial is a placebo-controlled, randomized, dose-finding, multi-center study that is currently enrolling patients across four cohorts. Patients enrolled in the study receive varying doses of Allocetra™ or placebo, all in addition to standard-of-care therapy. The trial's two primary endpoints are safety (number and severity of adverse events and severe adverse events) and efficacy (change from baseline in SOFA score), which will be assessed throughout a 28-day follow-up period. Additionally, the trial's secondary endpoint is 28-day all-cause mortality among other important secondary endpoints.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com